Form 10-K405, Exhibit 13
period 1997-06-30
INTERNATIONAL NETWORK SERVICES
filed 1997-09-26
CIK 889085

                                                                    Exhibit 13.1

Selected Financial Data

The following selected financial data should be read in conjunction with the Financial Statements and related notes thereto and "Management's Discussion And Analysis Of Financial Condition And Results Of Operations" appearing elsewhere in this Annual Report.


                                                                                    Year Ended June 30,
(in thousands, except per share data)                      1997            1996            1995              1994            1993
-----------------------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:
Revenue                                                  $99,275         $44,092          $15,549          $ 7,565          $ 1,479
Operating expenses:
Professional personnel                                    44,826          19,892            6,654            3,319              876
Sales and marketing                                       14,440           7,990            3,843            2,774            1,724
General and administrative                                13,435           5,049            1,890            1,588              432
Other costs                                               14,711           6,447            2,346            1,248              524
-----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                  87,412          39,378           14,733            8,929            3,556
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                             11,863           4,714              816           (1,364)          (2,077)
Interest and other, net                                    1,059               3               17              (30)             (84)

-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                         12,922           4,717              833           (1,394)          (2,161)
Provision for income taxes                                 5,040           1,840               58               --               --

===================================================================================================================================
Net income (loss)                                        $ 7,882         $ 2,877          $   775          $(1,394)         $(2,161)

-----------------------------------------------------------------------------------------------------------------------------------

===================================================================================================================================
Net income (loss) per share                              $  0.24         $  0.09          $  0.03          $ (0.07)         $ (0.21)

-----------------------------------------------------------------------------------------------------------------------------------
Shares used to compute net income (loss) per share(1)     33,163          30,719           29,523           19,480           10,095
-----------------------------------------------------------------------------------------------------------------------------------

The following table sets forth, for the periods indicated, certain financial data as a percent of revenue:

                                                                                   Year Ended June 30,
                                                        1997             1996             1995             1994             1993
--------------------------------------------------------------------------------------------------------------------------------
Revenue                                                100.0%           100.0%           100.0%           100.0%           100.0%

Professional personnel                                  45.2             45.1             42.8             43.9             59.2
Sales and marketing                                     14.6             18.1             24.7             36.6            116.6
General and administrative                              13.5             11.5             12.1             21.0             29.2
Other costs                                             14.8             14.6             15.1             16.5             35.4
--------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                88.1             89.3             94.7            118.0            240.4
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                           11.9             10.7              5.3            (18.0)          (140.4)
Interest and other, net                                  1.1               --              0.1             (0.4)            (5.7)
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                       13.0             10.7              5.4            (18.4)          (146.1)
Provision for income taxes                               5.1              4.2              0.4               --               --
--------------------------------------------------------------------------------------------------------------------------------

================================================================================================================================
Net income (loss)                                        7.9%             6.5%             5.0%           (18.4)%         (146.1)%
--------------------------------------------------------------------------------------------------------------------------------

================================================================================================================================

June 30,
(in thousands)                                           1997            1996             1995             1994             1993
---------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Cash, cash equivalents and investments                 $40,770           $ 869           $4,161           $2,414            $ 823
Working capital                                         48,122           6,060            6,103            2,850            1,072
Total assets                                            77,736          18,072            9,967            5,112            1,852
Notes payable, less current portion                         --             316              732              447               --
Shareholders' equity(2)                                 66,238           9,883            6,897            3,117            1,494
---------------------------------------------------------------------------------------------------------------------------------

(1) See Note 1 of Notes to Financial Statements for an explanation of shares used to compute net income (loss) per share.
(2) Includes Mandatorily Redeemable Convertible Preferred Stock which converted to Common Stock upon the consummation of the Company's initial public offering on September 18, 1996.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

The following discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below in "Future Results Subject to Risks" and under "Risk Factors" in the Company's Annual Report on Form 10-K.

ANNUAL RESULTS OF OPERATIONS

Revenue

Substantially all of the Company's revenue is derived from fees for professional services. The Company also derives revenue from electronic services; however, such revenue has not been significant to date. Revenue was $15.5 million, $44.1 million and $99.3 million in fiscal 1995, 1996 and 1997, respectively, representing increases of 183.6% from fiscal 1995 to fiscal 1996 and 125.2% from fiscal 1996 to fiscal 1997. Revenue increased primarily due to an increase in the number of professional services projects and secondarily due to an increase in the size of these projects. No one customer accounted for more than 10% of revenue in fiscal 1997 or 1995. The Company's largest client accounted for approximately 17.0% of revenue in fiscal 1996. No other client accounted for more than 10% of revenue in fiscal 1996.

Operating Expenses

Professional Personnel. Professional personnel expenses consist primarily of compensation and benefits of the Company's employees engaged in the delivery of professional services and electronic services. Professional personnel expenses were $6.7 million, $19.9 million and $44.8 million in fiscal 1995, 1996 and 1997, respectively, representing increases of 198.9% from fiscal 1995 to fiscal 1996 and 125.3% from fiscal 1996 to fiscal 1997. These increases were attributable primarily to an increase in the number of network systems engineers. The number of network systems engineers included in professional personnel was 121, 344, and 651 at the end of fiscal 1995, 1996 and 1997, respectively. Professional personnel expenses were 42.8%, 45.1% and 45.2% of revenue in fiscal 1995, 1996, and 1997, respectively. Professional personnel expenses were higher as a percent of revenue in fiscal 1996 and 1997 than fiscal 1995 due primarily to the implementation of a bonus plan that became effective at the beginning of fiscal 1996.

Sales and Marketing. Sales and marketing expenses consist primarily of compensation, including commissions, and benefits of sales and marketing personnel as well as outside marketing expenses. Sales and marketing expenses were $3.8 million, $8.0 million and $14.4 million in fiscal 1995, 1996 and 1997, respectively, representing increases of 107.9% from fiscal 1995 to fiscal 1996 and 80.7% from fiscal 1996 to fiscal 1997. The increase in each year was due primarily to the growth in the number of sales and marketing employees and to commissions resulting from increased revenue. Sales and marketing expenses were 24.7%, 18.1% and 14.6% of revenue in fiscal 1995, 1996 and 1997, respectively. The decreases, on a percentage basis, were due primarily to increases in revenue.

General and Administrative. General and administrative expenses consist of expenses associated with executive staff, finance, corporate facilities, information systems and human resources. General and administrative expenses were $1.9 million, $5.0 million and $13.4 million in fiscal 1995, 1996 and 1997, respectively, representing increases of 167.1% from fiscal 1995 to fiscal 1996 and 166.1% from fiscal 1996 to fiscal 1997. General and administrative expenses have increased in absolute dollars in each year as the Company has continued to add personnel in general and administrative departments to support the Company's growth in operations. General and administrative expenses are substantially related to the number of employees as the most significant components are compensation and benefits, travel and entertainment, recruiting and professional development, corporate facilities, depreciation, expensed equipment and supplies associated with administrative personnel. General and administrative expenses were 12.1%, 11.5% and 13.5% of revenue in fiscal 1995, 1996 and 1997, respectively. The decrease from fiscal 1995 to fiscal 1996 on a percentage basis was due primarily to economies of scale achieved as a result of increasing revenue. The increase from fiscal 1996 to fiscal 1997 on a percentage basis was due primarily to expanding the Company's infrastructure to support the growth in operations.

Other Costs. Other costs consist primarily of expenses related to professional personnel (other than compensation and benefits), including travel and entertainment, certain recruiting and professional development expenses, field facilities, depreciation, expensed equipment, supplies and research and development expenses related to electronic services. Other costs were $2.3 million, $6.4 million and $14.7 million in fiscal 1995, 1996 and 1997, respectively, representing increases of

174.8% from fiscal 1995 to fiscal 1996 and 128.2% from fiscal 1996 to fiscal 1997. Other costs increased in absolute dollars in each year due primarily to increases in the number of professional personnel employed and to a lesser extent to the costs of field offices established. Other costs were 15.1%, 14.6% and 14.8% of revenue in fiscal 1995, 1996 and 1997, respectively. Research and development expenses were $78,000, $879,000 and $1.4 million in fiscal 1995, 1996 and 1997, respectively. Research and development expenses were 0.5%, 2.0% and 1.4% of revenue in fiscal 1995, 1996 and 1997, respectively. These increases in absolute dollars were a result of the development of, and enhancements to, the Company's electronic services.

Interest and Other, Net

Interest and other, net consists of interest income and expense. Interest income consists primarily of interest on cash, cash equivalents, investments and notes receivable from shareholders. Interest expense consists of interest associated with bank borrowings (interest expense was $92,000, $108,000 and $85,000 in fiscal 1995, 1996 and 1997, respectively). The increase in fiscal 1997 to $1.1 million or 1.1% of revenue compared to $3,000 or 0% of revenue in fiscal 1996 was due primarily to increases in funds available for investment and the pay-off of all outstanding debt as a result of the Company completing it's initial public offering in September 1996.

Provision for Income Taxes

The Company provides for income taxes using an asset and liability approach that recognizes deferred tax assets and liabilities for expected future tax consequences of temporary differences between the book and tax bases of assets and liabilities. The effective tax rates for fiscal 1995, 1996 and 1997 were 7%, 39% and 39%, respectively. In fiscal 1995, the Company's effective tax rate of 7% was less than the combined federal and state statutory rates primarily as a result of the utilization of operating loss carryforwards and represented federal and state alternative minimum income taxes. The Company's fiscal 1996 and 1997 effective tax rate approximated the combined federal and state statutory rates, net of federal benefits. The Company expects that its fiscal 1998 effective tax rate will increase to 40% due primarily to a reduction in the benefit of tax-exempt interest.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed its operations primarily through a combination of cash generated from operations, the sale of equity and debt securities and bank borrowings. In September 1996, the Company successfully completed it's initial public offering of 2,875,000 shares of Common Stock at $16 per share, which resulted in net proceeds to the Company of approximately $41.7 million. At June 30, 1997, the Company had $40.8 million in cash, cash equivalents and investments. The Company has a credit facility which includes a revolving line of credit that provides for borrowings up to $10 million. Advances under the revolving line of credit bear interest at the bank's prime rate. As of June 30, 1997, there were no borrowings under the revolving line of credit. The credit facility expires in June 1998, is secured by substantially all of the assets of the Company, and contains customary covenants and restrictions. As of June 30, 1997, the Company was in compliance with all such covenants and restrictions.

      Net cash provided by operations was $359,000 in fiscal 1995, $347,000 in fiscal 1996 and $4.5 million in fiscal 1997. The change in cash provided by operations from fiscal 1995 to fiscal 1996 as well as from fiscal 1996 to fiscal 1997 primarily reflects the Company's increased profitability offset by increases in accounts receivable. Although the Company believes its collections experience is within industry standards, the Company's inability to collect for its services on a timely basis in the future could have a material adverse effect on the Company's business, operating results and financial condition. Net cash used in investing activities in fiscal 1995 and 1996 of $1.6 million and $4.4 million, respectively, primarily reflects purchases of computer equipment and software. Net cash used in investing activities in fiscal 1997 was $29.1 million and reflects net investment activity totaling $21.3 million in addition to purchases of computer equipment and software. Financing activities provided cash of $3.0 million in fiscal 1995, primarily from the issuance of capital stock. Financing activities in fiscal 1996 provided cash of $760,000 through borrowings under the Company's credit facility, which were principally offset by repayments on long-term debt. Financing activities in fiscal 1997 provided cash of $43.2 million due primarily to the Company's initial public offering which resulted in net proceeds to the Company of approximately $41.7 million.

      The Company believes that existing cash and investment balances combined with cash generated from operations and amounts available under the credit facility, will be sufficient to meet its capital requirements for at least the next twelve months. The Company may also utilize cash to acquire or invest in complementary businesses or to obtain the right to use complementary technologies, although the Company does not have any pending plans to do so. The Company may sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity or convertible debt securities will result in additional dilution to the Company's shareholders.

FUTURE RESULTS SUBJECT TO RISKS

Since professional services revenue is recognized by the Company only when network systems engineers are engaged on client projects, the utilization of network systems engineers is important in determining the Company's operating results. In addition, a substantial majority of the Company's operating expenses, particularly personnel and related costs, depreciation and rent, are relatively fixed in advance of any particular quarter. As a result, any underutilization of network systems engineers may cause significant variations in operating results in any particular quarter and could result in losses for such quarter. Factors which would cause such underutilization include: the reduction in size, delay in commencement, interruption or termination of one or more significant projects; the completion during a quarter of one or more significant projects; the overestimation of resources required to complete new or ongoing projects; and the timing and extent of training, weather related shut-downs, vacation days and holidays. The Company's clients are generally able to reduce or cancel their use of the Company's professional services without penalty and with little or no notice. The Company generally provides services to clients without a long-term agreement. The Company's revenue and earnings may also fluctuate from quarter to quarter based on a variety of factors including the loss of key employees, reductions in billing rates, write-offs of work performed for clients, competition, the initial or ongoing market acceptance of EnterprisePRO, the development and introduction of new services and general economic conditions. In addition, the Company plans to continue to expand its operations by hiring additional network systems engineers and other employees, and adding new offices, systems and other infrastructure. The resulting increase in operating expenses would have a material adverse effect on the Company's operating results if revenue were not to increase to support such expenses. Based upon all of the foregoing, the Company believes that quarterly revenue and operating results are likely to vary significantly in the future and that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied on as indications of future performance. Furthermore, it is likely that in some future quarter the Company's revenue or operating results will be below the expectations of public market analysts or investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected.

      The Company's future success will depend in large part on its ability to hire, train and retain network systems engineers who together have expertise in a wide array of network and computer systems and a broad understanding of the industries the Company serves. Competition for network systems engineers is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. In particular, competition is intense for the limited number of qualified managers and senior network systems engineers. The Company has experienced, and may in the future experience, high rates of turnover among its network systems engineers. Any inability of the Company to hire, train and retain a sufficient number of qualified network systems engineers could impair the Company's ability to adequately manage and complete its existing projects or to obtain new projects, which, in turn, could have a material adverse effect on the Company's business, operating results and financial condition. The Company has experienced, and may in the future experience increasing compensation costs for its network systems engineers. Any inability of the Company to offset such increases in compensation of network systems engineers through higher billing rates or to reduce other expenses to offset such increases, could have a material adverse effect on the Company's business, operating results and financial condition. In addition, any inability of the Company to attract and retain a sufficient number of qualified network systems engineers in the future could impair the Company's planned expansion of its business.

      Furthermore, the network services industry is comprised of a large number of participants and is subject to rapid change and intense competition. The Company faces competition from system integrators, value added resellers ("VARs"), local and regional network services firms, telecommunications providers, network equipment vendors, software vendors and computer systems vendors, many of which have significantly greater financial, technical and marketing resources and greater name recognition, and generate greater service revenue than does the Company. The Company has faced, and expects to continue to face, additional competition from new entrants into its markets. Increased competition could result in price reductions, fewer client projects, underutilization of employees, reduced operating margins and loss of market share, any of which could materially adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current or future competitors. The failure of the Company to compete successfully would have a material adverse effect on the Company's business, operating results and financial condition.

      In addition, the Company has a significant relationship with Cisco Systems and believes that maintaining and enhancing this relationship is important to the Company's business. Although the Company believes that its relationship with Cisco is good, there can be no assurance that the Company will be able to maintain or enhance its relationship with Cisco. Any deterioration in the Company's relationship with Cisco could have a material adverse effect on the Company's business, operating results and financial condition.

INTERNATIONAL NETWORK SERVICES

Balance Sheets

                                                                                       June 30,
(in thousands, except share data)                                               1997             1996
Assets
Current assets:
Cash and cash equivalents                                                      $19,455            $ 869
Short-term investments                                                          12,075               --
Accounts receivable, net                                                        23,949           11,821
Deferred income taxes                                                            1,150              561
Prepaid expenses and other assets                                                2,991              386

------------------------------------------------------------------------------------------------------------
Total current assets                                                            59,620           13,637
Property and equipment, net                                                      8,073            4,139
Deferred income taxes                                                              803              296
Investments                                                                      9,240               --

============================================================================================================

                                                                               $77,736          $18,072

============================================================================================================

Liabilities, Mandatorily Redeemable Convertible Preferred Stock
and Shareholders' Equity (Deficit)
Current liabilities:
Accounts payable                                                               $ 3,208          $ 1,908
Accrued liabilities                                                              7,736            3,954
Deferred revenue                                                                   554              612
Borrowings under line of credit                                                     --            1,000
Current portion of notes payable                                                    --              399

------------------------------------------------------------------------------------------------------------
Total current liabilities                                                       11,498            7,873

------------------------------------------------------------------------------------------------------------
Notes payable, less current portion                                                  --              316

------------------------------------------------------------------------------------------------------------
Shareholders' equity (deficit):
Preferred Stock, no par value, 5,000,000 shares authorized; none issued
 and outstanding                                                                    --               --
Common Stock, no par value, 75,000,000 shares authorized; 32,076,600 and
 11,426,875 shares issued and outstanding                                       60,897            2,394
Accretion of Mandatorily Redeemable Convertible Preferred Stock                     --           (2,454)
Notes receivable from shareholders                                              (1,937)          (1,880)
Retained earnings (deficit)                                                      7,278             (604)

------------------------------------------------------------------------------------------------------------
Total shareholders' equity (deficit)                                            66,238           (2,544)

============================================================================================================

                                                                               $77,736          $18,072

============================================================================================================

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL NETWORK SERVICES

Statements of Operations

                                                                             Year Ended June 30,
(in thousands, except per share data)                                  1997         1996         1995
Revenue                                                               $99,275      $44,092      $15,549
Operating expenses:
Professional personnel                                                 44,826       19,892        6,654
Sales and marketing                                                    14,440        7,990        3,843
General and administrative                                             13,435        5,049        1,890
Other costs                                                            14,711        6,447        2,346

------------------------------------------------------------------------------------------------------------
Total operating expenses                                               87,412       39,378       14,733

------------------------------------------------------------------------------------------------------------
Income from operations                                                 11,863        4,714          816
Interest and other, net                                                 1,059            3           17

------------------------------------------------------------------------------------------------------------
Income before income taxes                                             12,922        4,717          833
Provision for income taxes                                              5,040        1,840           58

------------------------------------------------------------------------------------------------------------
Net income                                                              7,882        2,877          775
Accretion of Mandatorily Redeemable Convertible Preferred Stock           270        1,135          883

============================================================================================================

Net income (loss) attributable to Common Stock                        $ 7,612      $ 1,742       $ (108)

============================================================================================================

Net income per share                                                  $ 0.24        $ 0.09        $ 0.03

------------------------------------------------------------------------------------------------------------
Shares used to compute net income per share                            33,163       30,719       29,523

============================================================================================================

Net income (loss) attributable to Common Stock per share               $ 0.23          $ 0.06       $--

============================================================================================================

Shares used to compute net income (loss) attributable to
 Common Stock per share                                                33,163       30,719       27,173

------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL NETWORK SERVICES

Statements of Shareholders' Equity

                                                                                  Accretion of
                                                                     Notes         Mandatorily
                                                                   Receivable      Redeemable      Retained
                                            Common Stock              From         Convertible     Earnings/
(in thousands, except share data)        Shares       Amount      Shareholders   Preferred Stock   (Deficit)      Total
Balance at June 30, 1994               7,922,800     $   426       $   (30)        $  (436)        $(4,256)      $(4,296)
Accretion of Mandatorily
 Redeemable Convertible
 Preferred Stock                              --          --            --            (883)             --          (883)
Issuance of Common Stock
 upon exercise of stock
 options, net                            471,520           9            --              --              --             9
Net income                                    --          --            --              --             775           775

----------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1995               8,394,320         435           (30)         (1,319)         (3,481)       (4,395)
Accretion of Mandatorily
 Redeemable Convertible
 Preferred Stock                              --          --            --          (1,135)             --        (1,135)
Issuance of Common Stock
 upon exercise of stock
 options and warrants, net             3,032,555       1,959        (1,850)             --              --           109
Net income                                    --          --            --              --           2,877         2,877

----------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1996              11,426,875       2,394        (1,880)         (2,454)           (604)       (2,544)
Accretion of Mandatorily
 Redeemable Convertible
 Preferred Stock                              --          --             --           (270)             --          (270)
Issuance of Common Stock
 in public offering, net of
 issuance costs                        2,875,000      41,709             --             --              --        41,709
Conversion of Mandatorily
 Redeemable Convertible
 Preferred Stock in
 connection with IPO                  16,734,889       9,973             --          2,724              --        12,697
Issuance of Common Stock
 upon exercise of stock
 options and warrants, net               824,479         244           (57)             --              --           187
Issuance of Common Stock
 under employee stock
 purchase plan                           215,357       2,983             --             --              --         2,983
Income tax benefit related
 to stock option exercises                    --       3,594             --             --              --         3,594
Net income                                    --          --             --             --           7,882         7,882

============================================================================================================================
                                       32,076,600    $60,897         $(1937)          $ --          $7,278       $66,238

============================================================================================================================

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL NETWORK SERVICES

Statements of Cash Flows

                                                                             Year Ended June 30,
(in thousands)                                                          1997         1996         1995
Cash flows from operating activities:
Net income                                                           $  7,882      $ 2,877      $   775
Adjustments to reconcile net income to net cash provided by
 operating activities:
Depreciation                                                            3,821        1,786          784
Changes in deferred income taxes                                       (1,096)        (857)          --
Changes in assets and liabilities:
Accounts receivable                                                   (12,128)      (7,657)      (2,245)
Prepaid expenses and other assets                                         989         (270)         (37)
Accounts payable                                                        1,300        1,256          352
Accrued liabilities                                                     3,782        2,942          529
Deferred revenue                                                          (58)         270          201

------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                               4,492          347          359

------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Purchases of property and equipment, net                               (7,755)      (4,399)      (1,610)
Purchases of investments                                              (25,414)          --           --
Sale of investments                                                     4,099           --           --

------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                (29,070)      (4,399)      (1,610)

------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Proceeds from notes payable                                                --           --          600
Borrowings (payments) under line of credit                             (1,000)       1,000           --
Payments on notes payable                                                (715)        (349)        (607)
Proceeds from issuance of Mandatorily Redeemable Convertible
 Preferred Stock                                                           --           --        2,996
Proceeds from issuance of Common Stock, net                            44,879          109            9

------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                              43,164          760        2,998

------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                       18,586       (3,292)       1,747
Cash and cash equivalents at beginning of period                          869        4,161        2,414

------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                           $ 19,455      $   869       $4,161

------------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
Cash paid for interest                                               $     97      $   103       $   87
Cash paid for income taxes                                           $  7,599      $ 2,470       $   --
Non-cash transactions:
Issuance of Common Stock in exchange for notes receivable
 from shareholders                                                   $     57      $ 1,850       $   --
Conversion of Mandatorily Redeemable Convertible Preferred Stock
 to Common Stock                                                     $  9,973      $    --       $   --
Tax benefit from stock option exercises                              $  3,594      $    --       $   --

------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL NETWORK SERVICES

Notes To Financial Statements


1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company

International Network Services (the "Company") was incorporated in California in August 1991. The Company is a leading provider of services for complex enterprise networks. The Company provides services for the full life cycle of a network and maintains expertise in the most complex network technologies and multivendor environments. The Company operates in one industry segment. To date, the Company has provided limited professional services to certain of its United States based clients in foreign locations.

Significant accounting policies

Fiscal year The Company's fiscal year is composed of four 13-week quarters, each of which ends on the last Sunday of the final fiscal month of the quarter, with the fiscal year ending on the Sunday closest to June 30. For financial statement presentation purposes, each fiscal year end is titled June 30th.

Cash and cash equivalents

All highly liquid investments with a maturity of three months or less from the date of purchase are considered cash equivalents. Cash equivalents were $12.9 million and $311,000 at June 30, 1997 and 1996, respectively. Cash equivalents include commercial paper, U.S. Treasury Bills, demand notes, government agency bonds and money market deposits.

Investments

The Company's investments are classified as investments available for sale and are reported at fair value with unrealized gains and losses, net of related taxes, reported as a separate component of shareholders' equity. At June 30, 1997, the estimated fair value approximated cost.

Property and equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, ranging from two to five years.

Revenue recognition

Substantially all of the Company's revenue is derived from professional services which are generally provided to clients on a "time and expenses" basis. Revenue is recognized as services are performed. Payments received in advance of services performed are recorded as deferred revenue. The Company also performs a limited number of fixed-price engagements under which revenue is recognized using the percentage-of-completion method (based on the ratio of costs incurred to total estimated project costs). Provision for estimated losses on engagements is made during the period in which the loss becomes probable and can be reasonably estimated. To date, such losses have been insignificant. The Company reports revenue net of reimbursable expenses which are billed to and collected from clients. The Company also derives revenue from electronic services. Electronic services revenue is recognized ratably over the term of the contract.

Operating expenses

Professional personnel

Professional personnel expenses consist primarily of compensation and benefits of the Company's employees engaged in the delivery of professional and electronic services.

Other costs

Other costs include expenses related to professional personnel (other than compensation and benefits), including travel and entertainment, certain recruiting and professional development expenses, field facilities, depreciation, expensed equipment, supplies, and research and development expenses related to electronic services. Research and development expenses were $1.4 million, $879,000 and $78,000 for fiscal years 1997, 1996 and 1995, respectively. All research and development expenses, including software development costs, are charged to expense as incurred. Statement of Financial

Accounting Standards No. 86 requires the capitalization of certain software development costs once technological feasibility is established, which the Company defines as the completion of a working model. The capitalized costs are then amortized on a straight line basis over the estimated product life, or based on the ratio of current revenues to total projected product revenues, whichever is greater. To date, costs incurred subsequent to achieving technological feasibility and prior to the general commercial release of the electronic services have not been significant. Accordingly, the Company has not capitalized any software development costs.

Income taxes

The Company provides for income taxes using an asset and liability approach that recognizes deferred tax assets and liabilities for expected future tax consequences of temporary differences between the book and tax bases of assets and liabilities.

Concentration of credit risk

The Company's accounts receivable are derived from revenue earned from customers primarily located in the United States. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. In fiscal 1997 and 1995 no one customer accounted for more than 10% of revenues. In fiscal 1996, one customer accounted for 17% of revenue.

Net income (loss) per share

Net income per share is computed using the weighted average number of common and common equivalent shares outstanding during the periods. Common equivalent shares consist of Mandatorily Redeemable Convertible Preferred Stock (using the if converted method) and stock options and warrants (using the treasury stock method). Common equivalent shares are excluded from the computation if their effect is antidilutive, except that pursuant to the requirements of the Securities and Exchange Commission, common and common equivalent shares issued one year prior to the initial public offering date have been included in the computations as if they were outstanding for all periods presented, even if antidilutive (using the treasury stock method and the assumed initial public offering price).

Stock-based compensation

The Company has adopted Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," which establishes a fair value method of accounting for stock-based compensation plans, and requires additional disclosures for those companies who elect not to adopt the new method of accounting. The Company has elected to continue to measure compensation costs using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" and to comply with the pro forma disclosure requirements of SFAS 123 (see Note 5).

Recently issued accounting pronouncements

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share ("SFAS 128")." It replaces the presentation of primary earnings per share (EPS) with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the financial statements. Basic EPS is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed similar to fully diluted EPS under APB Opinion No. 15. FAS 128 must be adopted for the second quarter of fiscal 1998. The following table represents unaudited, pro forma disclosures of basic and diluted EPS in accordance with FAS 128 assuming the standard was applied during all periods presented below:

                                      For the year ended June 30,
                                    1997          1996          1995
--------------------------------------------------------------------------------
Net income per common
 share, as reported                 $0.24         $0.09         $0.03
Basic net income per
 common share, pro forma            $0.29         $0.28         $0.10
Diluted net income per
 common share, pro forma            $0.24         $0.09         $0.03

--------------------------------------------------------------------------------

      In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130"). SFAS 130 establishes standards for reporting comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income as defined includes all changes in equity (net assets) during a period from nonowner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gain/loss on available-for-sale securities. The disclosures prescribed by SFAS 130 are effective for fiscal years beginning after December 15, 1997.

      In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company has not yet determined the impact, if any, of adopting this new standard. The disclosures prescribed by SFAS 131 are effective for fiscal years beginning after December 15, 1997.

Management estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. BALANCE SHEET COMPONENTS

                                                   June 30,
(in thousands)                                1997          1996
--------------------------------------------------------------------------------
Accounts receivable:
Trade                                        $24,537       $12,375
Less: allowance for doubtful accounts           (588)         (554)

================================================================================

                                             $23,949       $11,821

--------------------------------------------------------------------------------
Property and equipment:
Computer equipment and software              $12,389       $ 6,511
Furniture and fixtures                         2,489           612

--------------------------------------------------------------------------------
                                              14,878         7,123
Less: accumulated depreciation                (6,805)       (2,984)

================================================================================

                                             $ 8,073       $ 4,139

--------------------------------------------------------------------------------
Accrued liabilities:
Accrued compensation and
 employee benefits                           $ 6,935       $ 3,356
Other liabilities                                801           598

================================================================================

                                             $ 7,736       $ 3,954


3. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

Prior to the initial public offering in September 1996, the Company had authorized 17,000,000 shares of Mandatorily Redeemable Convertible Preferred Stock ("Preferred Stock"), of which 2,848,000, 6,849,000 and 7,037,967 shares were designated as Series A, B and C, respectively. The Preferred Stock was mandatorily redeemable anytime after May 19, 1998, at a per share price equal to the original issue price plus a 10% accretion per year, compounded annually. Accretion of Preferred Stock was $270,000, $1.1 million and $883,000 in fiscal 1997, 1996 and 1995, respectively. All issued and outstanding shares of Preferred Stock were converted into 16,734,889 shares of Common Stock upon the closing of the public offering.

A summary of Preferred Stock activity is as follows:

(in thousands, except share data)           Shares         Amount
--------------------------------------------------------------------------------
Balance at June 30, 1994                  13,520,365      $  7,413
Issuance of Series C Preferred
 Stock for cash, net of expenses           3,214,524         2,996
Accretion of Preferred Stock                      --           883

--------------------------------------------------------------------------------
Balance at June 30, 1995                  16,734,889        11,292
Accretion of Preferred Stock                      --         1,135

--------------------------------------------------------------------------------
Balance at June 30, 1996                  16,734,889        12,427
Accretion of Preferred Stock                      --           270
Conversion to Common Stock               (16,734,889)      (12,697)

================================================================================

Balance at June 30, 1997                          --      $     --

--------------------------------------------------------------------------------

4. COMMON STOCK

In connection with $1 million in Convertible Notes issued to existing shareholders in March 1994, the Company issued warrants to purchase a total of 253,163 of the Company's Common Stock at $0.10 per share. All warrants were exercised prior to their expiration at the consummation of the Company's initial public offering. No value was ascribed to these warrants as their fair value at the time of issuance was considered nominal.

      Certain Common Stock option holders (see Note 5) have the right to exercise unvested options, subject to a repurchase right held by the Company. At June 30, 1997, 1,468,109 of the shares issued on the exercise of options were subject to repurchase by the Company at the original purchase price in the event of employee termination.

      In September 1996, the Company successfully completed its initial public offering of 2,875,000 shares of Common Stock at $16 per share, which resulted in net proceeds to the Company of approximately $41.7 million.

Notes receivable from shareholders

In exchange for the issuance of Common Stock upon exercise of options, the Company has from time to time received notes receivable from shareholders which bear interest at rates varying from 5.33% to 5.91% per annum. Principal and interest are due and payable at different dates between 1998 and 1999. The outstanding balance of such notes receivable has been included in shareholders' equity.

5. EMPLOYEE BENEFIT PLANS

Stock option plan

On July 18, 1996, the Company's Board of Directors adopted the 1996 Stock Option Plan (the "1996 Plan") as a successor to its 1992 Stock Option Plan (the "1992 Plan"). In addition to the 8,000,000 shares of Common Stock authorized for issuance under the 1992 Plan, the Board of Directors authorized an additional 5,500,000 shares for issuance under the 1996 Plan. As of July 18, 1996, no further option grants or stock issuances were made under the 1992 Plan, and all option grants and stock issuances made during the remainder of fiscal 1997 were made under the 1996 Plan. All outstanding options under the 1992 Plan were incorporated into the 1996 Plan.

      The 1996 Plan provides for granting to employees (including officers and directors) incentive stock options and for the granting to employees, directors (including non-employee directors) and consultants nonstatutory stock options and stock purchase rights. Incentive stock options must be granted at fair market value at the date of grant, and nonstatutory stock options and stock appreciation rights may be granted at not less than 85% of fair market value on the date of grant. Options generally vest 24% on the first anniversary from the date of grant, and ratably each month over the remaining thirty-eight months. Options expire over terms not exceeding ten years from the date of grant.

      On April 25, 1997 the Board of Directors approved a plan to offer all employees, excluding Executive Officers, the opportunity to exchange their outstanding stock options with exercise prices greater than $23.00 per share for new options that would be exercisable at the fair market value of the Company's Common Stock as of the closing of the stock market on May 5, 1997 ($19.75). These new options were otherwise identical to the old options.

The following table summarizes stock option activity under the Company's 1992 and 1996 Plans:


                                                 1997                           1996                          1995
--------------------------------------------------------------------------------------------------------------------------------
                                                        WEIGHTED                     WEIGHTED                       WEIGHTED
                                                        AVERAGE                      AVERAGE                        AVERAGE
                                       OPTION           EXERCISE       OPTION        EXERCISE      OPTION           EXERCISE
                                       SHARES            PRICE         SHARES         PRICE        SHARES            PRICE
---------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year       2,169,460         $ 1.41       2,676,975         $ .06       1,980,500         $.01
Granted                                2,594,794          18.66       3,486,350          1.64       1,441,475          .10
Exercised                               (544,937)           .43      (3,016,445)          .65        (539,520)         .02
Canceled                                (891,028)         22.65        (977,420)          .61        (205,480)         .06

--------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year             3,328,289         $ 9.40       2,169,460         $1.41       2,676,975         $.06

--------------------------------------------------------------------------------------------------------------------------------
Options exercisable at year end          779,900         $ 1.29         720,910         $ .04       1,082,075         $.02

--------------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding and exercisable at June 30, 1997:

                              Options Outstanding                                              Options Exercisable

                         Shares          Weighted Average                                  Shares             Weighted
Range of             Outstanding at          Remaining         Weighted Average        Exercisable at          Average
Exercise Price        June 30, 1997      Contractual Life       Exercise Price          June 30, 1997      Exercise Price
-----------------------------------------------------------------------------------------------------------------------------
$  .01 to $  .08         535,135                   6 years             $  .05               403,545               $  .04
$  .25 to $ 1.50         503,954                   8 years             $  .90               194,148               $  .09
$ 2.50 to $ 8.00         723,800                   9 years             $ 5.89               179,887               $ 4.24
$12.00 to $17.75         855,600                  10 years             $14.22                    --               $   --
$19.75 to $23.62         709,800                  10 years             $20.24                 2,320               $21.92

-----------------------------------------------------------------------------------------------------------------------------
$  .01 to $23.62       3,328,289                   9 years             $ 9.40               779,900               $ 1.29
-----------------------------------------------------------------------------------------------------------------------------

Employee stock purchase plan

On July 18, 1996, the Company's Board of Directors adopted an Employee Stock Purchase Plan (the "Purchase Plan"), which was approved by shareholders in September 1996. Under the Purchase Plan, eligible employees can have up to 15% of their earnings withheld through payroll deductions for the purchase of shares of Common Stock at 85% of the lower of the fair market value of the Common Stock on the commencement date of each offering period or the specified purchase date. Each offering period shall be divided into consecutive semi-annual purchase periods. The initial offering period commenced on the effectiveness of the Company's initial public offering in September 1996. A total of 1,200,000 shares of Common Stock have been reserved for issuance under the Purchase Plan. There were 215,357 shares issued under the Purchase Plan in fiscal 1997.

Stock-based compensation

At June 30, 1997, the Company has two stock-based compensation plans, as described above. The Company has elected to continue to apply APB Opinion 25 and related Interpretations in accounting for its plans (see Note 1). Accordingly, no compensation cost has been recognized for the Option Plan or Purchase Plan. Pro forma information regarding net income and earnings per share is required by SFAS 123 for awards granted after June 30, 1994, as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS 123. The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:

                                    Options           Purchase Plan
                              1997          1996          1997
--------------------------------------------------------------------------------
Expected life (years)         4.5           4.5            .5
Expected volatility            .55           .55           .75
Risk-free interest rate       6.32%         5.92%         5.82%
Dividend yield                  --            --            --

--------------------------------------------------------------------------------

      The weighted average estimated fair value of options granted under the 1996 and 1992 Plans during 1997 and 1996 was $8.23 and $.81, respectively. The weighted average estimated fair value of purchase rights granted under the Purchase Plan during 1997 was $7.65. For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is generally amortized over the options' vesting period (for options) and the six-month purchase period (for stock purchases under the Purchase Plan). The Company's pro forma information follows:

                                                     Year Ended June 30,
(In thousands, except per share data)              1997              1996
--------------------------------------------------------------------------------
Net Income (loss)             As reported         $7,882            $2,877
                              Pro forma           $ (625)           $2,715
Net income (loss) per share   As reported         $  .24            $  .09
                              Pro forma           $ (.02)           $  .09

--------------------------------------------------------------------------------

      The above pro forma disclosures are not likely to be representative of pro forma disclosures of future years, since it is applicable only to options granted subsequent to June 30, 1995.

6. INCOME TAXES

The provision for income taxes for the years ended June 30, 1997, 1996 and 1995 consists of the following (in thousands):

                                       Year Ended June 30,
                                 1997          1996          1995
--------------------------------------------------------------------------------
Current:
Federal                         $4,705        $1,940           $22
State                            1,266           757            36
Foreign                            165            --            --

--------------------------------------------------------------------------------
                                 6,136         2,697            58

--------------------------------------------------------------------------------
Deferred:
Federal                           (963)         (757)           --
State                             (133)         (100)           --

--------------------------------------------------------------------------------
                                (1,096)         (857)           --

================================================================================

                                $5,040        $1,840           $58

--------------------------------------------------------------------------------

      The provision for income taxes differs from the amount determined by applying the U.S. statutory income tax rate to income before income taxes as summarized below (in thousands).

                                          Year Ended June 30,
                                     1997        1996        1995
--------------------------------------------------------------------------------
Tax provision at statutory rate     $4,523      $1,604        $283
State income taxes, net of
 federal benefit                       736         370          49
Change in valuation allowance           --        (309)       (247)
Tax exempt interest                   (271)         --          --
Nondeductible expenses                  83          98           5
Other                                  (31)         77         (32)

================================================================================

                                    $5,040      $1,840        $ 58

--------------------------------------------------------------------------------

      Deferred income taxes reflect the tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting and income tax purposes. The Company provides a valuation allowance for deferred tax assets when it is more likely than not, based on available evidence, that some portion or all of the deferred tax assets will not be realized. Based on a reevaluation of the realizability of future tax benefits based on income earned in fiscal 1996, creating available tax carrybacks, the Company reversed the previously established valuation allowance during fiscal 1996. Significant components of the Company's deferred tax assets are as follows (in thousands):

                                               June 30,
                                     1997        1996        1995
--------------------------------------------------------------------------------
Depreciation                        $  964        $355       $ 177
State income taxes                     201         177           3
Allowance for doubtful accounts
 and other reserves                    788         325         129

--------------------------------------------------------------------------------
                                     1,953         857         309
Valuation allowance                     --          --        (309)

================================================================================

                                    $1,953        $857       $  --

--------------------------------------------------------------------------------

7. COMMITMENTS

The Company leases office space for its corporate headquarters and various field offices. Future annual minimum lease payments under all noncancellable operating leases as of June 30, 1997 are as follows (in thousands):

Fiscal year
--------------------------------------------------------------------------------
1998                                                        $1,368
1999                                                         1,248
2000                                                         1,237
2001                                                         1,106
2002                                                           300

================================================================================

                                                            $5,259

--------------------------------------------------------------------------------

      Total rent expense for the years ended June 30, 1997, 1996 and 1995 was approximately $1.3 million, $545,000 and $374,000, respectively.

8. LINES OF CREDIT AND NOTES PAYABLE

The Company has a $10 million line of credit with a bank which expires in June 1998. Borrowings under the line of credit bear interest at the bank's prime rate (8.5% at June 30, 1997). There were no borrowings under the line of credit at June 30, 1997. Borrowings outstanding at June 30, 1998 that have been used to fund capital equipment purchases, up to a maximum of $5 million, may be converted to a 36-month term loan which bears interest at the bank's prime rate plus .5%. The line of credit is secured by substantially all of the Company's assets and requires the Company to comply with certain financial covenants. At June 30, 1997, the Company was in compliance with these financial covenants.

      Long term debt of $715,000 at June 30, 1996, relates to two notes payable of $600,000 each, dated April 18, 1994 and April 5, 1995, respectively. These notes bore interest at the bank's prime rate plus 1.25% and were payable in 36 equal monthly installments. These notes were paid in full in September 1996.

      In conjunction with these financing arrangements, the Company issued the bank a warrant on July 1, 1994 to purchase up to 63,291 shares of Series C Preferred Stock at $0.79 per share. The warrant was converted into a Common Stock warrant upon consummation of the initial public offering and was exercised in September 1996. No value was assigned to this warrant as its fair value at the time of issuance was not material.

Report of Independent Accountants
To the Board of Directors and Shareholders of International Network Services

In our opinion, the accompanying balance sheets and the related statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of International Network Services at June 30, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

         /s/ Price Waterhouse LLP

San Jose, California
July 25, 1997

INTERNATIONAL NETWORK SERVICES
Quarterly Results of Operations (unaudited)

                                                                      Three Months Ended
                                                   Fiscal 1997                                     Fiscal 1996
                                   June 30,   Mar. 31,   Dec. 31,   Sept. 30,  June 30,    Mar. 31,    Dec. 31,    Sept. 30,
                                     1997       1997       1996       1996       1996        1996        1995        1995
Revenue                            $30,511    $26,539    $23,337    $18,888    $14,806     $12,170     $ 9,610     $ 7,506
Operating expenses:
Professional personnel              13,569     12,366     10,445      8,446      6,662       5,435       4,448       3,347
Sales and marketing                  4,243      3,950      3,713      2,534      2,647       2,193       1,701       1,449
General and administrative           3,723      3,520      3,387      2,805      1,961       1,573         922         593
Other costs                          4,841      3,568      3,159      3,143      2,112       1,834       1,321       1,180

--------------------------------------------------------------------------------------------------------------------------------
Total operating expenses            26,376     23,404     20,704     16,928     13,382      11,035       8,392       6,569

--------------------------------------------------------------------------------------------------------------------------------
Income from operations               4,135      3,135      2,633      1,960      1,424       1,135       1,218         937
Interest and other, net                355        350        374        (20)       (18)         (2)         16           7

--------------------------------------------------------------------------------------------------------------------------------
Income before income taxes           4,490      3,485      3,007      1,940      1,406       1,133       1,234         944
Provision for income taxes           1,751      1,359      1,173        757        549         442         481         368

--------------------------------------------------------------------------------------------------------------------------------

Net income                         $ 2,739    $ 2,126    $ 1,834    $ 1,183    $   857     $   691     $   753     $   576

================================================================================================================================

Net income per share               $  0.08    $  0.06    $  0.05    $  0.04    $  0.03     $  0.02     $  0.02     $  0.02

================================================================================================================================

Shares used to compute net income
 per share                          33,809     33,687     33,743     31,124     30,719      30,671      30,583      30,384

--------------------------------------------------------------------------------------------------------------------------------
As a Percent of Revenue:
Revenue                              100.0%     100.0%     100.0%     100.0%     100.0%      100.0%      100.0%      100.0%
Operating expenses:
Professional personnel                44.5       46.6       44.8       44.7       45.0        44.7        46.3        44.6
Sales and marketing                   13.9       14.9       15.9       13.4       17.9        18.0        17.7        19.3
General and administrative            12.2       13.3       14.5       14.9       13.2        12.9         9.6         7.9
Other costs                           15.9       13.4       13.5       16.6       14.3        15.1        13.7        15.7

--------------------------------------------------------------------------------------------------------------------------------
Total operating expenses              86.4       88.2       88.7       89.6       90.4        90.7        87.3        87.5

--------------------------------------------------------------------------------------------------------------------------------
Income from operations                13.6       11.8       11.3       10.4        9.6         9.3        12.7        12.5

INTEREST AND OTHER, NET                1.2        1.3        1.6       (0.1)      (0.1)         --         0.1         0.1

--------------------------------------------------------------------------------------------------------------------------------
Income before income taxes            14.8       13.1       12.9       10.3        9.5         9.3        12.8        12.6
Provision for income taxes             5.7        5.1        5.0        4.0        3.7         3.6         5.0         4.9

================================================================================================================================

Net income                             9.0%       8.0%       7.9%       6.3%       5.8%        5.7%        7.8%        7.7%

--------------------------------------------------------------------------------------------------------------------------------

STOCK PRICE HISTORY

The Company's Common Stock is traded on the NASDAQ National Market under the symbol INSS. The Company completed its initial public offering in September 1996. The following table sets forth the high and low sales prices for the Common Stock during the quarter indicated:

                                                                  For the Quarter Ended
                                         June 30, 1997        Mar. 31, 1997        Dec. 31, 1996        Sept. 30, 1996
----------------------------------------------------------------------------------------------------------------------------
High                                        $27.75                  $39.00               $51.88               $39.75
Low                                         $15.50                  $17.94               $26.13               $28.00

----------------------------------------------------------------------------------------------------------------------------

No dividends have been paid on the Common Stock and the Company has no plans to pay dividends in the future.