Form 10-K405, Exhibit 13
period 1998-06-30
INTERNATIONAL NETWORK SERVICES
filed 1998-09-25
CIK 889085

                                 EXHBIIT 13.1


                            Selected Financial Data

The following selected financial data should be read in conjunction with the Consolidated Financial Statements and related notes thereto and "Management's Discussion And Analysis Of Financial Condition And Results Of Operations" appearing elsewhere in this Annual Report.

(in thousands, except per share data)                                                              Year Ended June 30,
STATEMENT OF OPERATIONS DATA                                                          1998      1997     1996      1995      1994
----------------------------------------------------------------------------------------------------------------------------------
 Revenue                                                                             $169,678  $99,275  $44,092  $15,549   $ 7,565
 Operating expenses:
  Professional personnel                                                               75,659   44,826   19,892    6,654     3,319
  Sales and marketing                                                                  23,479   14,440    7,990    3,843     2,774
  General and administrative                                                           19,106   13,435    5,049    1,890     1,588
  Other costs                                                                          26,504   14,711    6,447    2,346     1,248
                                                                                     ---------------------------------------------
   Total operating expenses                                                           144,748   87,412   39,378   14,733     8,929
                                                                                     ---------------------------------------------
 Income (loss) from operations                                                         24,930   11,863    4,714      816    (1,364)
 Interest and other, net                                                                1,909    1,059        3       17       (30)
                                                                                     ---------------------------------------------
 Income (loss) before income taxes                                                     26,839   12,922    4,717      833    (1,394)
 Provision for income taxes                                                            10,729    5,040    1,840       58        --
                                                                                     ---------------------------------------------
 Net income (loss)                                                                     16,110    7,882    2,877      775    (1,394)
 Accretion of Mandatorily Redeemable Convertible Preferred Stock                           --      270    1,135      883       403
                                                                                     ---------------------------------------------
 Net income (loss) attributable to Common Stock                                      $ 16,110  $ 7,612  $ 1,742  $  (108)  $(1,797)
                                                                                     =============================================
 Net income (loss) attributable to Common Stock per share:
  Basic                                                                                 $0.51    $0.30    $0.21   $(0.02)   $(0.26)
  Diluted                                                                               $0.47    $0.23    $0.06   $(0.02)   $(0.26)
 Shares used to compute net income (loss) attributable to Common Stock per share(1):
  Basic                                                                                31,457   25,477    8,469    7,053     6,793
  Diluted                                                                              34,323   32,923   28,974    7,053     6,793

 (1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of shares used to compute net income (loss) per share.

                           Selected Financial Data
                                 (continued)

The following table sets forth, for the periods indicated, certain financial data as a percent of revenue:

                                                          Year Ended June 30,
                                              1998       1997       1996       1995       1994
Revenue                                      100.0%     100.0%     100.0%     100.0%     100.0%
Operating expenses:
 Professional personnel                       44.6       45.2       45.1       42.8       43.9
 Sales and marketing                          13.8       14.6       18.1       24.7       36.6
 General and administrative                   11.3       13.5       11.5       12.1       21.0
 Other costs                                  15.6       14.8       14.6       15.1       16.5
                                              ------------------------------------------------
  Total operating expenses                    85.3       88.1       89.3       94.7      118.0
                                              ------------------------------------------------
Income (loss) from operations                 14.7       11.9       10.7        5.3      (18.0)
Interest and other, net                        1.1        1.1         --        0.1       (0.4)
                                              ------------------------------------------------
Income (loss) before income taxes             15.8       13.0       10.7        5.4      (18.4)
Provision for income taxes                     6.3        5.1        4.2        0.4         --
                                              ------------------------------------------------
Net income (loss)                              9.5        7.9        6.5        5.0      (18.4)
Accretion of Mandatory Redeemable
 Convertible Preferred Stock                    --        0.2        2.5        5.7        5.3
                                              ------------------------------------------------
Net income (loss) attributable
 to Common Stock                               9.5%       7.7%       4.0%      (0.7)%    (23.7)%
                                              ================================================
(in thousands)                                                 June 30,
BALANCE SHEET DATA                            1998       1997       1996       1995       1994
Cash, cash equivalents and investments    $ 68,729    $40,770    $   869     $4,161    $ 2,414
Working capital                             70,626     48,122      6,060      6,103      2,850
Total assets                               129,587     77,736     18,072      9,967      5,112
Notes payable, less current portion             --         --        316        732        447
Shareholders' equity(2)                     97,937     66,238      9,883      6,897      3,117

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

ANNUAL RESULTS OF OPERATIONS

Revenue

Substantially all of the Company's revenue is derived from fees for professional services. The Company also derives revenue from electronic services; however, such revenue has not been significant to date. Revenue was $44.1 million, $99.3 million and $169.7 million in fiscal 1996, 1997 and 1998, respectively, representing increases over the prior fiscal year of 183.6%, 125.2% and 70.9%, respectively. Revenue increased primarily due to an increase in the number and size of professional services projects and secondarily due to an increase in average billing rates per hour. One client accounted for approximately 17.0% of revenue in fiscal 1996. No one client accounted for more than 10% of revenue in fiscal 1997 or 1998.

Operating Expenses

Professional Personnel    Professional personnel expenses consist primarily of
compensation and benefits of the Company's employees engaged in the delivery of professional services and electronic services. Professional personnel expenses were $19.9 million, $44.8 million and $75.7 million in fiscal 1996, 1997 and 1998, respectively, representing increases over the prior fiscal year of 198.9%, 125.3% and 68.8%, respectively. These increases were attributable primarily to an increase in the number of network systems engineers. The number of network systems engineers included in professional personnel was 344, 651 and 1,053 at the end of fiscal 1996, 1997 and 1998, respectively. Professional personnel expenses were 45.1%, 45.2% and 44.6% of revenue in fiscal 1996, 1997 and 1998, respectively. Professional personnel expenses were lower as a percent of revenue in fiscal 1998 than fiscal 1996 and 1997 due primarily to an increase in billing rates for professional services, and to a lesser extent, an increase in electronic services revenue as a percent of sales.

Sales and Marketing    Sales and marketing expenses consist primarily of
compensation, including commissions and benefits of sales and marketing personnel as well as outside marketing expenses. Sales and marketing expenses were $8.0 million, $14.4 million and $23.5 million in fiscal 1996, 1997 and 1998, respectively, representing increases over the prior fiscal year of 107.9%, 80.7% and 62.6%, respectively. The increase in each year was due primarily to the growth in the number of sales and marketing employees and to commissions resulting from increased revenue. Sales and marketing expenses were 18.1%, 14.6% and 13.8% of revenue in fiscal 1996, 1997 and 1998, respectively. The decreases, on a percentage basis, were due primarily to leverage of the field management organization and changes in compensation plans.

General and Administrative    General and administrative expenses consist of
expenses associated with executive staff, finance, corporate facilities, information systems and human resources. General and administrative expenses were $5.0 million, $13.4 million and $19.1 million in fiscal 1996, 1997 and 1998, respectively, representing increases over the prior fiscal year of 167.1%, 166.1% and 42.2%, respectively. The increase in each year was due primarily to the growth in the number of personnel necessary to support the Company's growth in operations. General and administrative expenses were 11.5%, 13.5%, and 11.3% of revenue in fiscal 1996, 1997 and 1998, respectively. The increase from fiscal 1996 to fiscal 1997 on a percentage basis was due primarily to expanding the Company's infrastructure to support the growth in operations. The decrease from fiscal 1997 to fiscal 1998 on a percentage basis was due primarily to the leverage of infrastructure.

Other Costs    Other costs consist primarily of travel and entertainment, certain recruiting and professional development expenses, field facilities, depreciation, expensed equipment and supplies related to the delivery of professional services and electronic services. Other costs also include research and development expenses related to electronic services. Other costs were $6.4 million, $14.7 million and $26.5 million in fiscal 1996, 1997 and 1998, respectively, representing increases over the prior fiscal year of 174.8%, 128.2% and 80.2%, respectively. Other costs increased each year due primarily to increases in the number of professional personnel employed, and to a lesser extent, to the costs of field offices. Other costs were 14.6%, 14.8%, and 15.6% of revenue in fiscal 1996, 1997 and 1998, respectively. Other costs, as a percent of revenue, increased primarily due to increases in recruiting, professional development and travel and entertainment expenses. Research and development expenses were $879,000, $1.4 million, and $1.7 million in fiscal 1996, 1997 and 1998, respectively. Research and development expenses were 2.0%, 1.4%, and 1.0% of revenue in fiscal 1996, 1997 and 1998, respectively. These increases in absolute dollars were a result of the development of, and enhancements to, the Company's electronic services.

Interest and Other, Net

Interest and other, net consists of interest income and expense. Interest income consists primarily of interest on cash, cash equivalents, investments and notes receivable from shareholders. Interest expense consists of interest associated with bank borrowings. Interest expense was $108,000 and $85,000, in fiscal 1996 and 1997, respectively. Interest and other, net were $3,000, $1.1 million, and $1.9 million in fiscal 1996, 1997 and 1998, respectively. The increase in fiscal 1997 to $1.1 million or 1.1% of revenue compared to $3,000 or less than 0.1% of revenue in fiscal 1996 was due primarily to increases in funds available for investment and the pay-off of all outstanding debt as a result of the Company completing its initial public offering in September 1996. The increase in fiscal 1998 to $1.9 million was due primarily to an increase in funds available for investment.

Provision for Income Taxes

The Company provides for income taxes using an asset and liability approach that recognizes deferred tax assets and liabilities for expected future tax consequences of temporary differences between the book and tax bases of assets and liabilities. The effective tax rates for fiscal 1996, 1997 and 1998 were 39%, 39% and 40%, respectively. The Company's effective tax rates approximated the combined federal and state statutory rates, net of federal benefits.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed its operations primarily through a combination of cash generated from operations, the sale of equity and debt securities and bank borrowings. In September 1996, the Company completed its initial public offering of 2,875,000 shares of Common Stock at $16 per share, which resulted in net proceeds to the Company of approximately $41.7 million. At June 30, 1998, the Company had $68.7 million in cash, cash equivalents and investments. The Company had a revolving line of credit with a bank that provided for borrowings up to $10 million which expired in August 1998. Advances under the revolving line of credit bore interest at the bank's prime rate. As of June 30, 1998, there were no borrowings under the revolving line of credit, and the Company was in compliance with all covenants and restrictions. In August 1998, the Company entered into an unsecured revolving line of credit agreement with another bank which provides for borrowings up to $10 million. Borrowings under the revolving line of credit bear interest at the bank's prime rate less 1/2%. The credit facility expires in February 2000 and contains customary covenants and restrictions.

Net cash provided by operations was $347,000, $4.5 million and $25.2 million in fiscal 1996, 1997 and 1998, respectively. The increase in cash provided by operations each year primarily reflects the Company's increased profitability offset by increases in accounts receivable. Although the Company believes its collections experience is within industry standards, the Company's inability to collect for its services on a timely basis in the future could have a material adverse effect on the Company's business, operating results and financial condition. In fiscal 1998, cash provided by operations also resulted from prepayments for services resulting in an increase in deferred revenue of $11.3 million. Net cash used in investing activities was $4.4 million, $29.1 million and $27.9 million in fiscal 1996, 1997 and 1998, respectively. Cash used in investing activities in fiscal 1997 and 1998 primarily reflected net investment activity and, to a lesser extent, purchases of computer equipment and software. Cash used in fiscal 1996 reflected purchases of equipment and software. Net cash provided by financing activities in fiscal 1996 of $760,000 primarily reflected borrowings under the Company's credit facility, which were principally offset by repayments on long-term debt. Net cash provided by financing activities in fiscal 1997 and 1998 of $43.2 million and $11.6 million, respectively, primarily resulted from the issuance of Common Stock and a warrant to purchase Common Stock.

The Company believes that existing cash and investment balances combined with cash generated from operations and amounts available under the credit facility, will be sufficient to meet its capital requirements for at least the next twelve months. The Company may also utilize cash to acquire or invest in complementary businesses or to obtain the right to use complementary technologies. The Company may sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity or convertible debt securities will result in additional dilution to the Company's shareholders.

FUTURE RESULTS SUBJECT TO RISKS

Since professional services revenue is recognized by the Company only when network systems engineers are engaged on client projects, the utilization of network systems engineers is important in determining the Company's operating results. In addition, a substantial majority of the Company's operating expenses, particularly personnel and related costs, depreciation and rent, are relatively fixed in advance of any particular quarter. As a result, any underutilization of network systems engineers may cause significant variations in operating results in any particular quarter and could result in losses for such quarter. Factors which would cause such underutilization include: the reduction in size, delay in commencement, interruption or termination of one or more significant projects; the completion during a quarter of one or more significant projects; the inability to obtain new projects; the overestimation of resources required to complete new or ongoing projects; and the timing and extent of training, weather related shut-downs, vacation days and holidays. The Company's clients are generally able to reduce or cancel their use of the Company's professional services without penalty and with little or no notice. The Company generally provides services to clients without a long-term commitment. The Company's revenue and earnings may also fluctuate from quarter to quarter based on a variety of factors including the loss of key employees, an inability to hire and retain sufficient numbers of network systems engineers and account managers, reductions in billing rates, write-offs of billings, or services performed at no charge as a result of the Company's failure to meet it's client's expectations, competition, the development and introduction of new services, decrease or slowdown in the growth of the networking industry as a whole and general economic conditions. The Company's operating results may also fluctuate based upon the ongoing market acceptance and the timing and size of orders for electronic services which are difficult to forecast. If an unanticipated order shortfall for electronic services occurs, the Company's operating results could be materially adversely affected, particularly because margins are higher on electronic services than professional services. In addition, the Company plans to continue to expand its operations based on sales forecasts by hiring additional network systems engineers, account managers and other employees, and adding new offices, systems and other infrastructure. The resulting increase in operating expenses would have a material adverse effect on the Company's operating results if revenue were not to increase to support such expenses. Based upon all of the foregoing, the Company believes that quarterly revenue and operating results may vary significantly in the future and that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied on as indications of future performance. Furthermore, it is likely that in some future quarter the Company's revenue or operating results will be below the expectations of public market analysts or investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected.

The Company's future success will depend in large part on its ability to hire, train and retain network systems engineers who together have expertise in a wide array of network and computer systems and a broad understanding of the industries the Company serves. Competition for network systems engineers is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. In particular, competition is intense for the limited number of qualified managers and senior network systems engineers. The Company has experienced, and may in the future experience, high rates of turnover among its network systems engineers. Any inability of the Company to hire, train and retain a sufficient number of qualified network systems engineers could impair the Company's ability to adequately manage and complete its existing projects or to obtain new projects, which, in turn, could have a material adverse effect on the Company's business, operating results and financial condition. The Company has experienced, and may in the future experience increasing compensation costs for its network systems engineers. Any inability of the Company to offset such increases in compensation of network systems engineers through higher billing rates or reduction of other expenses to offset such increases, could have a material adverse effect on the Company's business, operating results and financial condition. In addition, any inability of the Company to attract and retain a sufficient number of qualified network systems engineers in the future could impair the Company's planned expansion of its business.

The Company's future success will also depend in large part on the development of new business by the Company's account managers, who solicit new business and manage relationships with existing clients. As a result, the Company's success will depend on its ability to attract and retain qualified account managers who have an understanding of the Company's business and the industry it serves. Competition for account managers is intense and the Company has experienced, and may in the future experience, high rates of turnover among its account managers. In addition, integration of new account managers into the Company's business can be lengthy. Any inability of the Company to attract and retain a sufficient number of account managers or to integrate new account managers into the Company's operations on a timely basis, would impair the Company's ability to obtain projects from new and existing clients which could have a material adverse effect on the Company's business, operating results and financial condition.

Furthermore, the network services industry is comprised of a large number of participants and is subject to rapid change and intense competition. With respect to professional services, the Company faces competition from system integrators, value added resellers ("VARs"), local and regional network services firms, telecommunications providers, network equipment vendors, software vendors and computer systems vendors, many of which have significantly greater financial, technical and marketing resources and greater name recognition, and generate greater service revenue than does the Company. With respect to electronic services, the Company faces competition primarily from software vendors. The Company has faced, and expects to continue to face, additional competition from new entrants into its markets. Increased competition could result in price reductions, fewer client projects, underutilization of employees, reduced operating margins and loss of market share, any of which could materially adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current or future competitors. The failure of the Company to compete successfully would have a material adverse effect on the Company's business, operating results and financial condition.

In addition, the Company has a significant relationship with Cisco Systems ("Cisco") and believes that maintaining and enhancing this relationship is important to the Company's business. Although the Company believes that its relationship with Cisco is good, there can be no assurance that the Company will be able to maintain or enhance its relationship with Cisco. Any deterioration in the Company's relationship with Cisco could have a material adverse effect on the Company's business, operating results and financial condition.

Year 2000

The year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The year 2000 issue creates risk for the Company from unforeseen problems in its own computer systems and from third parties. Failure of the Company's and/or third parties' computer systems could have a material adverse impact on the Company's ability to conduct its business. The Company is currently reviewing its products, its internal computer systems and systems of third parties on which the Company relies for handling the year 2000. Based on information available to date, the Company believes that it will be able to complete its year 2000 compliance review and make any necessary modifications to its products and internal systems prior to the end of 1999. The Company further believes that such review and modification, if any, will not require the Company to incur any material charge to operating expenses over the next several years. The Company is also seeking confirmation from third parties that their systems are year 2000 compliant or that plans are being developed to address the year 2000 problem. However, there can be no assurance that such third-party systems will be year 2000 compliant or that the failure of such systems to be year 2000 compliant would not have a material adverse effect on the Company's financial position or results of operations. The Company believes its current electronic service offering, EnterprisePro, is year 2000 compliant.

Market Risk

The Company invests in marketable securities in accordance with its investment policy. The primary objectives of the Company's investment policy are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. The Company's investment policy specifies credit quality standards for the Company's investments and limits the amount of credit exposure to any single issue, issuer or type of investment. The maximum allowable maturity of a single issue is two years and the maximum allowable average maturity of the portfolio is one year.

At the end of fiscal 1998, the Company had an investment portfolio of fixed income securities totaling $40.5 million, excluding those classified as cash and cash equivalents. The Company's investments consist primarily of money market funds and various municipal obligations. These securities are classified as available for sale and are recorded on the balance sheet at fair market value with unrealized gains or losses reported as a separate component of shareholders' equity. Unrealized losses are charged against income when a decline in fair market value is determined to be other than temporary. The specific identification method is used to determine the cost of securities sold. Gains and losses on marketable securities are included in net interest income when realized.

The investment portfolio is subject to interest rate risk and will fall in value in the event market interest rates increase. If market interest rates were to increase immediately and uniformly by 50 basis points (approximately 10% of current rates in the portfolio) from levels as of June 30, 1998, the fair market value of the portfolio would decline by approximately $200,000. However, the Company has the ability to hold its fixed income securities to maturity and may avoid recognizing a decline in income or cash flows.

To date, revenue from foreign sources and operations in foreign locations have not been material. In addition, substantially all of the revenue has been received in U.S. dollars. As such, the current foreign exchange rate risk is considered minimal, and the Company believes that sudden significant changes in foreign currency exchange rates would not have a material impact on its operating results or financial position. However, a component of the Company's long-term strategy is to expand into international markets. As a result, fluctuations in currency exchange rates in the future could have a material adverse effect on the Company's business, operating results and financial condition.

                          Consolidated Balance Sheets

(in thousands, except share data)                                                                 June 30,
ASSETS                                                                                        1998       1997
 Current assets:
  Cash and cash equivalents                                                                 $ 28,262   $19,455
  Short-term investments                                                                      25,319    12,075
  Accounts receivable, net                                                                    42,717    23,949
  Deferred income taxes                                                                        2,172     1,150
  Prepaid expenses and other assets                                                            3,806     2,991
                                                                                            --------   -------
     Total current assets                                                                    102,276    59,620
                                                                                            --------   -------
 Property and equipment, net                                                                  11,092     8,073
 Deferred income taxes                                                                         1,071       803
 Investments                                                                                  15,148     9,240
                                                                                            --------   -------
                                                                                            $129,587   $77,736
                                                                                            ========   =======
 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities:
  Accounts payable                                                                          $  3,564   $ 3,208
  Accrued compensation and employee benefits                                                  12,195     6,935
  Accrued liabilities                                                                          4,009       801
  Deferred revenue                                                                            11,882       554
                                                                                            --------   -------
     Total current liabilities                                                                31,650    11,498
 Commitments and contingencies (Note 8)
 Shareholders' equity:
  Preferred Stock, no par value, 5,000,000 shares
   authorized; none issued and outstanding                                                        --        --
  Common Stock, no par value, 75,000,000 shares
   authorized; 32,919,060 and 32,076,600 shares issued
   and outstanding                                                                            75,259    60,897
  Notes receivable from shareholders                                                            (675)   (1,937)
  Cumulative translation adjustments                                                             (35)       --
  Retained earnings                                                                           23,388     7,278
                                                                                            --------   -------
     Total shareholders' equity                                                               97,937    66,238
                                                                                            --------   -------
                                                                                            $129,587   $77,736
                                                                                            ========   =======

The accompanying notes are an integral part of these consolidated financial statements.

                       Consolidated Statements of Income

                                                                                                Year Ended June 30,
(in thousands, except per share data)                                                         1998     1997     1996
 Revenue                                                                                    $169,678  $99,275  $44,092
 Operating expenses:
  Professional personnel                                                                      75,659   44,826   19,892
  Sales and marketing                                                                         23,479   14,440    7,990
  General and administrative                                                                  19,106   13,435    5,049
  Other costs                                                                                 26,504   14,711    6,447
                                                                                            --------  -------  -------
     Total operating expenses                                                                144,748   87,412   39,378
                                                                                            --------  -------  -------
 Income from operations                                                                       24,930   11,863    4,714
 Interest and other, net                                                                       1,909    1,059        3
                                                                                            --------  -------  -------
 Income before income taxes                                                                   26,839   12,922    4,717
 Provision for income taxes                                                                   10,729    5,040    1,840
                                                                                            --------  -------  -------
 Net income                                                                                   16,110    7,882    2,877
  Accretion of Mandatorily Redeemable
   Convertible Preferred Stock                                                                    --      270    1,135
                                                                                            --------  -------  -------
 Net income attributable to
  Common Stock                                                                              $ 16,110  $ 7,612  $ 1,742
                                                                                            --------  -------  -------
 Net income attributable to
  Common Stock per share:
   Basic                                                                                       $0.51    $0.30    $0.21
   Diluted                                                                                     $0.47    $0.23    $0.06
                                                                                            --------------------------
 Shares used to compute net income
  attributable to Common Stock
  per share:
   Basic                                                                                      31,457   25,477    8,469
   Diluted                                                                                    34,323   32,923   28,974
                                                                                            --------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                Consolidated Statements of Shareholders' Equity

                                                                                  Accretion
                                                                    Notes       of Mandatorily
                                                                 Receivable       Redeemable      Cumulative    Retained
                                         Common Stock               From         Convertible     Translation   Earnings/
   (in thousands, except share data)        Shares     Amount   Shareholders   Preferred Stock   Adjustments   (Deficit)    Total
____________________________________________________________________________________________________________________________________
 Balance at June 30, 1995                   8,394,320  $   435       $   (30)          $(1,319)         $ --     $(3,481)  $(4,395)
  Accretion of Mandatorily Redeemable
   Convertible
   Preferred Stock                                 --       --            --            (1,135)           --          --    (1,135)
  Issuance of Common Stock upon
   exercise of
   stock options and warrants, net          3,032,555    1,959        (1,850)               --            --          --       109
  Net income                                       --       --            --                --            --       2,877     2,877
                                        --------------------------------------------------------------------------------------------
 Balance at June 30, 1996                  11,426,875    2,394        (1,880)           (2,454)           --        (604)   (2,544)
  Accretion of Mandatorily Redeemable
   Convertible
   Preferred Stock                                 --       --            --              (270)           --          --      (270)
  Issuance of Common Stock in public
   offering, net of
   issuance costs                           2,875,000   41,709            --                --            --          --    41,709
  Conversion of Mandatorily Redeemable
   Convertible
   Preferred Stock in connection with
    IPO                                    16,734,889    9,973            --             2,724            --          --    12,697
  Issuance of Common Stock upon
   exercise of stock
   options and warrants, net                  824,479      244           (57)               --            --          --       187
  Issuance of Common Stock under
   employee stock
   purchase plan                              215,357    2,983            --                --            --          --     2,983
  Income tax benefit related to stock
   option exercises                                --    3,594            --                --            --          --     3,594
  Net income                                       --       --            --                --            --       7,882     7,882
                                        --------------------------------------------------------------------------------------------
 Balance at June 30, 1997                  32,076,600   60,897        (1,937)               --            --       7,278    66,238
  Issuance of Common Stock upon
   exercise of stock
   options and warrants, net                  423,093    1,079            --                --            --          --     1,079
  Issuance of Common Stock under
   employee stock
   purchase plan                              419,367    6,047            --                --            --          --     6,047
  Repayment of Shareholders' Notes                 --       --         1,262                --            --          --     1,262
  Issuance of Warrant                              --    3,188            --                --            --          --     3,188
  Translation adjustments                          --       --            --                --           (35)         --       (35)
  Income tax benefit related to stock
   option exercises                                --    4,048            --                --            --          --     4,048
  Net income                                       --       --            --                --            --      16,110    16,110
                                        --------------------------------------------------------------------------------------------
 Balance at June 30, 1998                  32,919,060  $75,259       $  (675)          $    --          $(35)    $23,388   $97,937
                                        --------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                     Consolidated Statements of Cash Flows

                                                                             Year Ended June 30,
(in thousands)                                                       1998            1997          1996
Cash flows from operating activities:
  Net income                                                      $ 16,110         $ 7,882       $ 2,877
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation                                                       5,776           3,821         1,786
  Deferred income taxes                                             (1,290)         (1,096)         (857)
  Tax benefit from employee stock plans                              4,048           3,594            --
  Changes in assets and liabilities:
    Accounts receivable                                            (18,768)        (12,128)       (7,657)
    Prepaid expenses and other assets                                 (815)         (2,605)         (270)
    Accounts payable                                                   356           1,300         1,256
    Accrued liabilities                                              8,468           3,782         2,942
    Deferred revenue                                                11,328             (58)          270
                                                                  --------------------------------------
      Net cash provided by operating activities                     25,213           4,492           347
                                                                  --------------------------------------
Cash flows from investing activities:
  Purchases of property and equipment, net                          (8,795)         (7,755)       (4,399)
  Purchases of investments                                         (38,884)        (25,414)           --
  Sales of investments                                              19,732           4,099            --
                                                                  --------------------------------------
      Net cash used for investing activities                       (27,947)        (29,070)       (4,399)
                                                                  --------------------------------------
Cash flows from financing activities:
  Borrowings (payments) under line of credit                            --          (1,000)        1,000
  Payments on notes payable                                             --            (715)         (349)
  Proceeds from issuance of Common Stock, net                       10,314          44,879           109
  Repayment of shareholder notes receivable                          1,262              --            --
                                                                  --------------------------------------
      Net cash provided by financing activities                     11,576          43,164           760
                                                                  --------------------------------------
Effect of exchange rate changes on cash and
 cash equivalents                                                      (35)             --            --
                                                                  --------------------------------------
Increase (decrease) in cash and cash equivalents                     8,807          18,586        (3,292)
Cash and cash equivalents at beginning of period                    19,455             869         4,161
                                                                  --------------------------------------
Cash and cash equivalents at end of period                        $ 28,262         $19,455       $   869
                                                                  ======================================
Supplemental disclosure of cash flow information:
  Cash paid for interest                                           $    --         $    97       $   103
  Cash paid for income taxes                                       $ 8,177         $ 7,599       $ 2,470
Non-cash transactions:
  Issuance of Common Stock in exchange for notes
   receivable from shareholders                                    $    --        $     57       $ 1,850
  Conversion of Mandatorily Redeemable Convertible
   Preferred Stock to Common Stock                                 $    --        $  9,973       $    --

The accompanying notes are an integral part of these consolidated financial statements.

                   Notes to Consolidated Financial Statements

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

Principles of consolidation    The consolidated financial statements include the
accounts of the Company and its wholly-owned subsidiaries in the United Kingdom and Canada. All intercompany accounts and transactions have been eliminated.

Foreign currency translation    The functional currency of the Company's wholly-
owned foreign subsidiaries are the local currencies. Assets and liabilities of these subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Accumulated net translation adjustments are recorded in shareholders' equity. Foreign exchange transaction gains and losses were not material in all periods presented and are included in the results of operations.

Cash equivalents and marketable securities    Cash equivalents consist of highly
liquid investments with original maturities of three months or less. The company's marketable securities are classified as available-for-sale and, at the balance sheet date, are reported at fair market value which approximates cost.

Property and equipment    Property and equipment are stated at cost.
Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, ranging from two to five years.

Revenue recognition    Substantially all of the Company's revenue is derived
from professional services which are generally provided to clients on a "time and expenses" basis. Revenue is recognized as services are performed. Payments received in advance of services performed are recorded as deferred revenue. The Company also performs a limited number of fixed-price engagements under which revenue is recognized using the percentage-of-completion method (based on the ratio of costs incurred to total estimated project costs). Provision for estimated losses on engagements is made during the period in which the loss becomes probable and can be reasonably estimated. To date, such losses have been insignificant. The Company reports revenue net of reimbursable expenses which are billed to and collected from clients. The Company also derives revenue from electronic services. Prior to the quarter ended September 30, 1997, the Company offered its electronic services to clients only as a service which resulted in revenue recognition over the contract term. The Company currently allows clients to separately purchase a software license, software subscription and support services as an alternative to the service contract. When the client purchases electronic services in components, the Company recognizes service and software subscription revenue over the term of the contract, installation revenue when installation is complete and software license revenue when software is shipped, there are no significant obligations remaining, and collection is probable.

Operating expenses

Professional personnel    Professional personnel expenses consist primarily of
compensation and benefits of the Company's employees engaged in the delivery of professional and electronic services.

Other costs    Other costs consist primarily of travel and entertainment, certain recruiting and professional development expenses, field facilities, depreciation, expensed equipment and supplies related to the delivery of professional services and electronic services. Other costs also include research and development expenses related to electronic services. Research and development expenses were $1.7 million, $1.4 million, and $879,000 for fiscal years 1998, 1997 and 1996, respectively. All research and development expenses, including software development costs, are charged to expense as incurred. Statement of Financial Accounting Standards No. 86 ("SFAS 86"), "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," requires the capitalization of certain software development costs once technological feasibility is established, which the Company defines as the completion of a working model. The capitalized costs are then amortized on a straight line basis over the estimated product life, or based on the ratio of current revenues to total projected product revenues, whichever is greater. To date, costs incurred subsequent to achieving technological feasibility and prior to the general commercial release of the electronic services have not been significant. Accordingly, the Company has not capitalized any software development costs.

Income taxes

The Company provides for income taxes using an asset and liability approach that recognizes deferred tax assets and liabilities for expected future tax consequences of temporary differences between the book and tax bases of assets and liabilities.

Concentration of credit risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents, short-term and long-term investments, and accounts receivable. The Company's investments consist of investment grade securities managed by qualified professional investment managers. The investment policy limits the Company's exposure to concentration of credit risk. The Company's accounts receivable is derived from revenue earned from customers primarily located in the United States. The Company maintains an allowance for potential credit losses based upon the expected collectibility of all accounts receivable; historically, such losses have been immaterial. In fiscal 1998 and 1997, no one customer accounted for more than 10% of revenues. In fiscal 1996, one customer accounted for 17% of revenue.

Net income per share

Basic net income per share is computed by dividing net income available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period and excludes the dilutive effect of stock options. Diluted net income per share gives effect to all dilutive potential common shares outstanding during a period. In computing diluted net income per share, the average stock price for the period is used in determining the number of shares to be purchased from the exercise of stock options. All prior period net income per share data presented has been restated in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share."

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share ("EPS") computations for the years ended June 30 (in thousands):

                                             1998                                1997                             1996
                                 Net                     Per       Net                       Per       Net                     Per
                               Income       Shares      Share     Income        Shares      Share     Income      Shares      Share
                             (Numerator) (Denominator)  Amount  (Numerator)  (Denominator)  Amount  (Numerator) (Denominator) Amount
------------------------------------------------------------------------------------------------------------------------------------
 Basic EPS:
  Net income available for
   common shareholders          $16,110       31,457      $0.51    $7,612        25,477      $0.30      $1,742        8,469    $0.21
 Effects of dilutive
  securities:
  Common stock equivalents           --        1,947         --        --         2,023         --          --        1,873       --
  Common stock subject to
   repurchase                        --          919         --        --         1,937         --          --        1,897       --
  Preferred stock                    --           --         --        --         3,486         --          --       16,735       --
 Diluted EPS:
  Net income available for
   common shareholders
                                ----------------------------------------------------------------------------------------------------
   assuming dilution            $16,110       34,323      $0.47    $7,612        32,923      $0.23      $1,742       28,974    $0.06
                                ====================================================================================================

Antidilutive Options    Options to purchase 380,883, 151,141 and 30,593 shares
of common stock were outstanding during fiscal 1998, 1997 and 1996, respectively, but were not included in the computations of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

Stock-based compensation

The Company accounts for stock-based compensation using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company's policy is to grant options with an exercise price equal to the quoted market price of the Company's stock on the grant date. Accordingly, no compensation cost has been recognized in the Company's consolidated statements of income. The Company has provided additional pro forma disclosures as required under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation" (see Note 6).

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

Recently issued accounting pronouncements

In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose statements. The disclosure requirements of SFAS 130 are first expected to be reflected in the Company's first quarter of fiscal 1999 interim statements. In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas and major customers. SFAS 131 will be first reflected in the Company's fiscal 1999 Annual Report. Adoption of SFAS 130 and SFAS 131 will not impact the Company's consolidated financial position, results of operations or cash flows.

In October 1997 and March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 97-2, "Software Revenue Recognition" and 98-4, "Deferral of Effective Date of a Provision of SOP 97-2, Software Revenue Recognition," which the Company is required to adopt for transactions entered into in the fiscal year beginning July 1, 1998. SOP 97-2 and SOP 98-4 provide guidance on recognizing revenue on software transactions and supercede SOP 91-1. The Company believes that the adoption of SOP 97-2 and SOP 98-4 will not have a significant impact on its current licensing or revenue recognition practices.

In April 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. The Company is required to adopt SOP 98-1 by July 1, 2000 and does not expect it to have a material effect on the Company's consolidated financial position, results of operations or cash flows.

2. BALANCE SHEET COMPONENTS

                                                June 30,
(in thousands)                               1998      1997
 Accounts receivable:
  Trade                                    $44,185   $24,537
  Less: allowance for doubtful accounts     (1,468)     (588)
                                           -----------------
                                           $42,717   $23,949
                                           -----------------
 Property and equipment:
  Computer equipment and software          $15,616   $12,389
  Furniture, fixtures, and other             5,394     2,489
                                           -----------------
                                            21,010    14,878
  Less: accumulated depreciation            (9,918)   (6,805)
                                           -----------------
                                           $11,092   $ 8,073
                                           =================

3. INVESTMENTS

The carrying value of the Company's investment portfolio approximated fair value at June 30, 1998. Cash equivalents and investments consist of the following:

                                                            June 30,
(in thousands)                                        1998           1997
--------------------------------------------------------------------------------
 Money market fund                              $  10,284           $    850
 Municipal bonds                                   56,677             33,386
                                                ---------           --------
 Total available-for-sale securities               66,961             34,236
 Less amounts classified as cash equivalents      (26,494)           (12,921)
                                                ---------           --------
 Total Investments                              $  40,467           $ 21,315
                                                ---------           --------

The contractual maturities of marketable securities at June 30, 1998, regardless of their balance sheet classification, was as follows:


(in thousands)
--------------------------------------------------------------------------------
 Due in 1 year or less                           $25,319
 Due in 1-2 years                                 15,148
                                                 -------
 Total investments                               $40,467
                                                 =======

Gross realized gains and losses from the sale of securities classified as available-for-sale were not material for the years ended June 30, 1998, 1997 and 1996. For the purpose of determining gross realized gains and losses, the cost of securities is based upon specific identification.

At June 30, 1998, marketable securities totaling $26.5 million were classified as cash equivalents and included money market funds of $10.3 million and municipal bonds of $16.2 million. At June 30, 1997, marketable securities totaling $12.9 million were classified as cash equivalents and included money market funds of $.9 million and municipal bonds of $12.0 million.

4. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

Prior to the initial public offering in September 1996, the Company had authorized 17,000,000 shares of Mandatorily Redeemable Convertible Preferred Stock ("Preferred Stock"), of which 2,848,000, 6,849,000 and 7,037,967 shares were designated as Series A, B and C, respectively. The Preferred Stock was mandatorily redeemable anytime after May 19, 1998, at a per share price equal to the original issue price plus a 10% accretion per year, compounded annually. Accretion of Preferred Stock was $270,000 and $1.1 million in fiscal 1997 and 1996, respectively. All issued and outstanding shares of Preferred Stock were converted into 16,734,889 shares of Common Stock upon the closing of the public offering.

5. COMMON STOCK

Certain Common Stock option holders (see Note 6) have the right to exercise unvested options, subject to a repurchase right held by the Company. At June 30, 1998, 549,992 of the shares issued on the exercise of options were subject to repurchase by the Company at the original purchase price in the event of employee termination.

In September 1996, the Company completed its initial public offering of 2,875,000 shares of Common Stock at $16 per share, which resulted in net proceeds to the Company of approximately $41.7 million.

During 1998, in conjunction with a services agreement with a client, the Company received aggregate proceeds of approximately $3.2 million from the client for a warrant to purchase up to 263,000 shares of Common Stock at $29.59 per share. The warrant, which is exercisable immediately, expires on May 1, 2005. The warrant was issued at fair market value.

At June 30, 1998, the Company had reserved 263,000, 565,276, and 9,895,802 shares of Common Stock for future issuance under a warrant purchase agreement, its stock purchase plan and its stock option plans, respectively.

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

6. EMPLOYEE BENEFIT PLANS

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

On April 24, 1998, the Company's Board of Directors adopted the 1998 Nonstatutory Stock Option Plan (the "1998 Plan") and authorized 2,000,000 shares for issuance under this plan. The 1998 Plan provides for granting nonstatutory stock options to employees and consultants, excluding officers and directors.

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

On April 25, 1997, the Board of Directors approved a plan to offer all employees, excluding Executive Officers, the opportunity to exchange their outstanding stock options with exercise prices greater than $23.00 per share for new options that would be exercisable at the fair market value of the Company's Common Stock as of the closing of the stock market on May 5, 1997 ($19.75). These new options were otherwise identical to the old options.

The following table summarizes stock option activity under the Company's 1992, 1996 and 1998 Plans:

                                       1998                                 1997                               1996
                                               Weighted                             Weighted                             Weighted
                               Option           Average             Option           Average            Option            Average
                               Shares       Exercise Price          Shares        Exercise Price        Shares        Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
 Outstanding at beginning
  of year                     3,328,289            $     9.40         2,169,460           $ 1.41           2,676,975          $ 0.06
  Granted                     4,754,100                 24.61         2,594,794            18.66           3,486,350            1.64
  Exercised                    (620,996)                 2.84          (544,937)            0.43          (3,016,445)           0.65
  Canceled                     (608,996)                16.61          (891,028)           22.65            (977,420)           0.61
 Outstanding at end of year   6,852,397            $    19.97         3,328,289           $ 9.40           2,169,460          $ 1.41
                              ------------------------------------------------------------------------------------------------------
 Options exercisable at
  year end                    1,034,639            $     8.59           779,900           $ 1.29             720,910          $ 0.04
                              ------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding and exercisable at June 30, 1998:
                                          Options Outstanding

                                                                         Options Exercisable

                                                        Weighted          Weighted                             Weighted
                                      Shares             Average           Average            Shares            Average
 Range of                         Outstanding at        Remaining          Exercise       Exercisable at        Exercise
 Exercise Price                   June 30, 1998     Contractual Life       Price         June 30, 1998          Price
------------------------------------------------------------------------------------------------------------------------
 $  .01 to $  .08                   165,397              6 years           $ 0.07             129,907          $ 0.07
 $  .25 to $ 1.50                   358,043              7 years           $ 0.90             205,749          $ 0.90
 $ 2.50 to $ 8.00                   538,512              7 years           $ 5.70             278,160          $ 5.30
 $12.00 to $17.75                 1,016,533              9 years           $15.02             217,718          $14.06
 $19.75 to $23.62                 2,628,882              9 years           $21.06             200,925          $20.43
 $26.44 to $34.00                 2,145,030             10 years           $29.28               2,180          $27.01
                                  ------------------------------------------------------------------------------------
 $  .01 to $34.00                 6,852,397              9 years           $19.97           1,034,639          $ 8.59
                                  ------------------------------------------------------------------------------------

Employee stock purchase plan

On July 18, 1996, the Company's Board of Directors adopted an Employee Stock Purchase Plan (the "Purchase Plan"), which was approved by shareholders in September 1996. Under the Purchase Plan, eligible employees can have up to 15% of their earnings withheld through payroll deductions for the purchase of shares of Common Stock at 85% of the lower of the fair market value of the Common Stock on the commencement date of each offering period or the specified purchase date. Each offering period is divided into four consecutive semi-annual purchase periods. The initial offering period commenced on the effectiveness of the Company's initial public offering in September 1996. A total of 1,200,000 shares of Common Stock have been reserved for issuance under the Purchase Plan. There were 419,367 and 215,357 shares issued under the Purchase Plan in fiscal 1998 and 1997, respectively.

Stock-based compensation

At June 30, 1998, the Company has three stock-based compensation plans, as described above. The Company has elected to continue to apply APB Opinion 25 and related Interpretations in accounting for its plans (see Note 1). Accordingly, no compensation cost has been recognized for the 1992, 1996 and 1998 Plans or Purchase Plan. Pro forma information regarding net income and earnings per share is required by SFAS 123 for awards granted after June 30, 1994, as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS 123. The fair value of the Company's stock-based awards to employees was estimated using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The Black-
Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:

                                   Options                Purchase Plan
                            1998     1997     1996        1998      1997
 ------------------------------------------------------------------------
 Expected life (years)      4.50      4.50     4.50       0.50      0.50
 Expected volatility          55%       55%      55%        70%       75%
 Risk-free interest rate    5.47%     6.32%    5.92%       5.23%    5.82%
 Dividend yield               --        --       --          --       --


The weighted average estimated fair value of options granted under the 1998, 1996 and 1992 Plans during 1998, 1997 and 1996 was $12.48, $8.23 and $0.81, respectively. The weighted average estimated fair value of purchase rights granted under the Purchase Plan during 1998 and 1997 was $7.94 and $7.65, respectively. For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is generally amortized over the options' vesting period (for options) and the six-month purchase period (for stock purchases under the Purchase Plan). The Company's pro forma information follows:

                                                                                               Year Ended June 30,
(In thousands, except per share data)                                             1998                 1997          1996
--------------------------------------------------------------------------------------------------------------------------
 Net Income (loss)                                      As reported             $16,110               $7,612        $1,742
                                                        Pro forma               $ 2,484               $ (895)       $1,580

 Basic income (loss) per share                          As reported             $  0.51               $ 0.30        $ 0.21
                                                        Pro forma               $  0.08               $(0.04)       $ 0.19

 Diluted income (loss) per share                        As reported             $  0.47               $ 0.23        $ 0.06
                                                        Pro forma               $  0.07               $(0.04)       $ 0.05

The above pro forma disclosures are not likely to be representative of pro forma disclosures of future years.

7. INCOME TAXES

The provision for income taxes for the years ended June 30, 1998, 1997 and 1996 consists of the following (in thousands):

                        Year Ended June 30,
                    1998        1997       1996
------------------------------------------------
 Current:
  Federal         $ 9,437     $ 4,705     $1,940
  State             2,351       1,266        757
  Foreign             231         165         --
                   12,019       6,136      2,697
------------------------------------------------
 Deferred:
  Federal          (1,140)       (963)      (757)
  State              (150)       (133)      (100)
------------------------------------------------
                   (1,290)     (1,096)      (857)
------------------------------------------------
                  $10,729     $ 5,040     $1,840
------------------------------------------------

The provision for income taxes differs from the amount determined by applying the U.S. statutory income tax rate to income before income taxes as summarized below (in thousands).

                                                  Year Ended June 30,
                                                1998     1997     1996
-----------------------------------------------------------------------
Tax provision at statutory rate               $ 9,393   $4,523   $1,604
State income taxes, net of federal benefit      1,528      736      370
Change in valuation allowance                      --       --     (309)
Tax exempt interest                              (528)    (271)      --
Nondeductible expenses                            235       83       98
Other                                             101      (31)      77
-----------------------------------------------------------------------
                                              $10,729   $5,040   $1,840
-----------------------------------------------------------------------

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

                                      June 30,
                                    1998    1997
-------------------------------------------------
Depreciation                       $1,071  $  964
State income taxes                    375     201
Allowance for doubtful accounts       594     225
Reserves and other accruals         1,203     563
-------------------------------------------------
                                   $3,243  $1,953
-------------------------------------------------

8. COMMITMENTS AND CONTINGENCIES

The Company leases office space for its corporate headquarters and various field offices and certain computer equipment. Future annual minimum lease payments under all noncancellable operating leases as of June 30, 1998 are as follows (in thousands):

Fiscal year
 1999                                                                   $ 4,890
 2000                                                                     3,850
 2001                                                                     2,667
 2002                                                                     1,683
 2003                                                                     2,246
 Thereafter                                                                 867
                                                                        -------
                                                                        $15,336
                                                                        =======

Total rent expense for the years ended June 30, 1998, 1997 and 1996 was approximately $3.0 million, $1.3 million, and $545,000, respectively.

During 1998, the Company entered into an agreement with a client under which the Company is required to pay royalties to the client, if and when revenue from specified services exceeds a predetermined base of revenue for those services. No royalties have been recorded under this agreement in fiscal 1998.

9. LINES OF CREDIT

The Company had a $10 million line of credit with a bank which expired in August 1998. Borrowings under the line of credit bore interest at the bank's prime rate (8.5% at June 30, 1998). There were no borrowings under the line of credit at June 30, 1998. The line of credit was secured by substantially all of the Company's assets and required the Company to comply with certain financial covenants. At June 30, 1998, the Company was in compliance with these financial covenants.

In August 1998, the Company entered into an unsecured revolving line of credit agreement with another bank which provides for borrowings up to $10 million. Borrowings under the revolving line of credit bear interest at the bank's prime rate less 1/2%, or the Company has the option to borrow at a fixed rate at 1 1/2% above the bank's LIBOR for a fixed term of up to three months. Balances outstanding at February 14, 2000 that have been used to fund capital equipment may be converted to a 3-year term loan which provides for the same interest rate options. The line of credit expires in February 2000 and requires the Company to comply with certain financial convenants.

                       Report of Independent Accountants



TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
INTERNATIONAL NETWORK SERVICES

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of International Network Services and its subsidiaries at June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
------------------------------

San Jose, California
July 24, 1998,
except for Note 9 which is
as of August 25, 1998

                              Stock Price History

The Company's Common Stock is traded on the NASDAQ National Market under the symbol INSS. The Company completed its initial public offering in September 1996. The following table sets forth the high and low sales prices for the Common Stock during the quarter indicated:

                                          High       Low
 ---------------------------------------------------------
 June 30, 1998                           $40.63     $27.50
 March 31, 1998                          $29.88     $21.00
 December 31, 1997                       $24.00     $16.00
 September 30, 1997                      $28.75     $19.38
 June 30, 1997                           $27.75     $15.50
 March 31, 1997                          $39.00     $17.94
 December 31, 1996                       $51.88     $26.13
 September 30, 1996                      $39.75     $28.00

The Company had 243 shareholders of record as of September 1, 1998.

No dividends have been paid on the Common Stock and the Company has no plans to pay dividends in the future.

                        Quarterly Results of Operations
                                  (unaudited)

                                             Three Months Ended Fiscal 1998                   Three Months Ended Fiscal 1997
                                 June 30,          Mar. 31,      Dec. 31,   Sept. 30,   June 30,   Mar. 31,   Dec. 31,   Sept. 30,
                                   1998              1998          1997        1997       1997       1997       1996        1996
-----------------------------------------------------------------------------------------------------------------------------------
 Revenue                             $52,458           $45,241    $38,265     $33,714    $30,511    $26,539    $23,337     $18,888
 Operating expenses:
  Professional personnel              22,906            19,989     17,408      15,356     13,569     12,366     10,445       8,446
  Sales and marketing                  7,316             6,280      5,436       4,447      4,243      3,950      3,713       2,534
  General and
   administrative                      5,840             5,092      4,238       3,936      3,723      3,520      3,387       2,805
  Other costs                          8,355             7,217      5,699       5,233      4,841      3,568      3,159       3,143
                                     ----------------------------------------------------------------------------------------------
     Total operating
      expenses                        44,417            38,578     32,781      28,972     26,376     23,404     20,704      16,928
 Income from operations                8,041             6,663      5,484       4,742      4,135      3,135      2,633       1,960
 Interest and other, net                 548               531        478         352        355        350        374         (20)
                                     ----------------------------------------------------------------------------------------------
 Income before income taxes            8,589             7,194      5,962       5,094      4,490      3,485      3,007       1,940
 Provision for income taxes            3,438             2,874      2,379       2,038      1,751      1,359      1,173         757
                                     ----------------------------------------------------------------------------------------------
 Net income                            5,151             4,320      3,583       3,056      2,739      2,126      1,834       1,183
 Accretion of Mandatorily
  Redeemable Convertible
  Preferred Stock                         --                --         --          --         --         --         --         270
 Net income attributable
  to Common Stock                    $ 5,151           $ 4,320    $ 3,583     $ 3,056    $ 2,739    $ 2,126    $ 1,834     $   913
                                     =============================================================================================
 Net income attributable
  to Common Stock per
  share:
  Basic                              $  0.16           $  0.14    $  0.11     $  0.10    $  0.09    $  0.07    $  0.06     $  0.07
  Diluted                            $  0.15           $  0.13    $  0.11     $  0.09    $  0.08    $  0.06    $  0.05     $  0.03
                                     ---------------------------------------------------------------------------------------------
 Shares used to compute
  net income attributable
  to Common Stock per
  share:
  Basic                               32,154            31,637     31,241      30,797     30,351     29,757     29,317      12,481
  Diluted                             35,267            34,417     33,705      33,901     33,809     33,687     33,743      30,452
                                     ---------------------------------------------------------------------------------------------
 AS A PERCENT OF REVENUE
 Revenue                               100.0%            100.0%     100.0%      100.0%     100.0%     100.0%     100.0%      100.0%
  Operating expenses:
  Professional personnel                43.7              44.2       45.5        45.5       44.5       46.6       44.8        44.7
  Sales and marketing                   14.0              13.9       14.2        13.2       13.9       14.9       15.9        13.4
  General and
   administrative                       11.1              11.2       11.1        11.7       12.2       13.3       14.5        14.9
  Other costs                           15.9              16.0       14.9        15.5       15.9       13.4       13.5        16.6
                                     ---------------------------------------------------------------------------------------------
     Total operating
      expenses                          84.7              85.3       85.7        85.9       86.4       88.2       88.7        89.6
 Income from operations                 15.3              14.7       14.3        14.1       13.6       11.8       11.3        10.4
 Interest and other, net                 1.0               1.2        1.3         1.0        1.2        1.3        1.6        (0.1)
                                     ---------------------------------------------------------------------------------------------
 Income before income taxes             16.3              15.9       15.6        15.1       14.8       13.1       12.9        10.3
 Provision for income taxes              6.5               6.4        6.2         6.0        5.7        5.1        5.0         4.0
                                     ---------------------------------------------------------------------------------------------
 Net income                              9.8               9.5        9.4         9.1        9.1        8.0        7.9         6.3
 Accretion of Mandatory
  Redeemable Preferred Stock              --                --         --          --         --         --         --        15
                                     ---------------------------------------------------------------------------------------------
 Net income attributable
  to Common Stock                        9.8%              9.5%       9.4%        9.1%       9.1%       8.0%       7.9%        4.8%
                                     =============================================================================================

                                     Corporate Information

BOARD OF DIRECTORS                                                             ANNUAL MEETING
------------------                                                             --------------
Donald K. McKinney                    Fred Farinacci                           The Annual Meeting of
Chairman of the Board                 Vice President,                          Shareholders will be held
                                      Northwest Central                        on Thursday, October 29,
Vernon Anderson                       Operations                               1998 at 1 p.m., local time,
Investor                                                                       at the Company's headquarters,
                                      Ruth Gaines                              located at: 1213 Innsbruck Drive,
David Carlick                         Vice President,                          Sunnyvale, California 94089.
President,                            Mid-Atlantic Operations
Power Agent                                                                    FORM 10-K
                                      Tom Holt                                 ---------
John L. Drew                          Vice President and                       The Company's Form 10-K as filed
Director, President and               Chief Information Officer                with the Securities and Exchange
Chief Executive Officer                                                        Commission, is available, without
                                      Kevin J. Laughlin                        charge upon written request to:
Larry Finch                           Vice President and                       Investor Relations
Partner, Sigma Partners               Chief Financial Officer                  International Network Services
                                                                               1213 Innsbruck Drive
Douglas Allred                        Peter Licata                             Sunnyvale, CA 94089
Senior Vice President,                Vice President,                          Telephone: (408) 542-0182
Customer Advocacy                     Business Development
World Wide Systems,                                                            TRANSFER AGENT AND
Support, Services                     Alan Roach                               REGISTRAR
Cisco Systems, Inc.                   Vice President,                          ------------------
                                      United Kingdom                           ChaseMellon Shareholder
MANAGEMENT                            Operations                               Services
----------                                                                     85 Challenger Road
John L. Drew                          Ross Roesner                             Overpeck Centre
President and                         Vice President,                          Ridgefield Park, NJ 07660
Chief Executive Officer               Electronic Services Development
                                      and Engineering                          INDEPENDENT ACCOUNTANTS
Elvin Ambler                                                                   -----------------------
Vice President,                       Ralph Troupe                             PricewaterhouseCoopers LLP
Marketing                             Vice President,                          150 Almaden Boulevard
                                      Eastern Operations                       San Jose, CA 95113
David Butze
Vice President,                       Steve Umphreys                           LEGAL COUNSEL
North American Field                  Vice President,                          -------------
Operations                            Human Resources                          Wilson Sonsini Goodrich
                                                                               & Rosati
Ted Case                                                                       650 Page Mill Road
Vice President,                                                                Palo Alto, CA 94034
Southwest Central
Operations

                                    Offices

HEADQUARTERS                    GEORGIA                 OHIO
1213 Innsbruck Dr.,             Atlanta                 Cleveland
Sunnyvale, CA 94089                                     Columbus
Phone: (408) 542-0100           ILLINOIS
Fax: (408) 542-0101             Chicago                 OKLAHOMA
                                                        Tulsa
ARIZONA                         KANSAS
Phoenix                         Kansas City             PENNSYLVANIA
                                                        Philadelphia
CALIFORNIA                      MASSACHUSETTS
Costa Mesa                      Boston                  TEXAS
Los Angeles                     Burlington              Austin
Sacramento                                              Dallas
San Diego                       MICHIGAN                Houston
San Mateo                       Detroit                 San Antonio
San Ramon
Woodland Hills                  MINNESOTA               WASHINGTON
                                Minneapolis             Seattle
COLORADO
Denver                          NEW JERSEY              WASHINGTON D.C.
                                Iselin
CONNECTICUT                     Parsippany              EUROPE
Hartford                                                London
                                NEW YORK
FLORIDA                         New York City           CANADA
Jacksonville                                            Toronto
Ft. Lauderdale                  NORTH CAROLINA
Tampa                           Charlotte
                                Raleigh


The knowledge behind the network and the Power of Operable Networks are service marks of International Network Services. All other marks are the trademarks of their respective owners.

Design: Cahan & Associates, San Francisco,CA